Filed by Carolina Power & Light Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                 Subject Company: Carolina Power & Light Company
                                                   Commission File No. 001-03382

      On March 29, 2000, Carolina Power & Light Company ("CP&L"), a North Carolina Corporation, delivered the following presentation to analysts.

                                                        Deutsche Banc Alex.Brown
                                                             Southeast Utilities
                                                                         Seminar
                                                           Boston, Massachusetts
                                                               March 28-29, 2000

Carolina Power & Light
Update


Remarks by:
Mark F. Mulhern
Vice President & Treasurer

                                                                  [LOGO OF CP&L]

Safe Harbor Statement

The matters discussed in this presentation that are not historical facts are forward-looking statements and, accordingly, involve estimates, projections, goals, forecasts, assumptions, risks and uncertainties that could cause actual results or outcomes to differ materially form those expressed in the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.

Questions and inquiries should be directed to Bob Drennan, Manager of Investor Relations (919) 546-7474 or Karen Ralph, Investor Relations Analyst (919) 546-6931. We invite you to visit our website at www.cplc.com for a variety of information about Carolina Power & Light Company and its businesses.

CP&L update

================================================================================

      o     Florida Progress acquisition

      o     Generation plans

      o     Technology subsidiaries

      o     Earnings

                                                                  [LOGO OF CP&L]

Regulatory update

================================================================================

                                                                       CLOSING
1st Quarter 2000        2nd Quarter 2000       3rd Quarter 2000       Fall 2000
--------------------------------------------------------------------------------

 -------------          ----------------       ---------------
  FERC Filing              DOJ Filing           NCUC Hearing
 -------------          ----------------       ---------------

 -------------          ----------------       ---------------
  NRC Filing              Proxy Mailed          NCUC Approval
 -------------           to Shareholders       ---------------
                        ---------------

 -------------          ----------------       ---------------
  NCUC Merger             Shareholder            NRC Approval
  Application                Vote              ---------------
    Filing              ----------------
 -------------                                 ---------------
                                                 SEC Approval
 -------------                                 ---------------
     SEC
    Filing                                     ---------------
 -------------                                  FERC Approval
                                               ---------------

                                                                  [LOGO OF CP&L]

                          Florida Progress Acquisition

    [SLIDE DEPICTING A PAGE OF CP&L'S INTERNET WEBSITE SHOWING THE STATUS OF REGULATORY APPROVAL IN CONNECTION WITH THE FLORIDA PROGRESS ACQUISITION]

                                  www.cplc.com

FERC application

================================================================================

      o     Sell 135MW of generating capacity for a six-year period

      o Establish or join RTO no later than 90 days after completing the merger

                    -----------------------------------------
                     <------------- Timeline -------------->
                    -----------------------------------------
                    February 3   Application filed
                    April 3      Petitions to intervene due
                    June 30      Requested order date
                    -----------------------------------------

                                                                  [LOGO OF CP&L]

NCUC application

================================================================================

      o     Merger causes no adverse changes in market power in NC markets

      o     Merger is in the public interest

                    -----------------------------------------
                     <------------- Timeline -------------->
                    -----------------------------------------
                       February 3   Application filed
                       March 17     Testimony filed
                       June 28      Intervenor testimony due
                       July 11      Rebuttal testimony due
                       July 18      Hearings
                       Fall         Final order
                    -----------------------------------------

                                                                  [LOGO OF CP&L]

Synthetic fuels

================================================================================

      o     Based on four plants purchased in October 1999

      o     Plants operational 2000-2007

      o FPC shareholders receive one Contingent Value Obligation for each share of FPC common shares owned at closing

                                                                  [LOGO OF CP&L]

Synthetic fuels

================================================================================

[LINE GRAPH DEMONSTRATING THAT HOLDERS OF CONTINGENT VALUE OBLIGATIONS WILL BE ENTITLED TO 50% OF THE NET AFTER-TAX CASH FLOW IN EXCESS OF $80 MILLION PER YEAR FOR EACH OF THE YEARS 2001 THROUGH 2007 AND THAT ANNUAL NET AFTER-TAX CASH FLOW COULD REACH AN AVERAGE OF $140 MILLION PER YEAR OVER THE YEARS IN WHICH THE RIGHTS TO THOSE PAYMENTS CAN ACCRUE TO THE CONTINGENT VALUE OBLIGATIONS]


                                                                  [LOGO OF CP&L]

CP&L/FPC synergies

================================================================================

                   Synergies of $1 billion over next 10 years

       [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE GRAPH IN THE SLIDE.]

                  Business Optimization                   30%

                  Integrate Corporate Functions           32%

                  Integrate Corporate Programs            32%

                  Purchasing economies                     6%


                                                                  [LOGO OF CP&L]

CP&L update

================================================================================

      o     Florida Progress Acquisition

      o     Generation plans

      o     Technology subsidiaries

      o     Earnings

                                                                  [LOGO OF CP&L]

Generation additions

================================================================================

                        Under construction or announced

                  In-service
                     date                                MW
                  --------------------------------------------
                     1999                                325
                  --------------------------------------------
                     2000                              1,286
                  --------------------------------------------
                     2001                              1,239
                  --------------------------------------------
                     2002                                625
                  --------------------------------------------
                     Total                             3,475

                                                                  [LOGO OF CP&L]

Develop pipeline infrastructure

================================================================================

[MAP OF THE STATES OF NORTH CAROLINA AND SOUTH CAROLINA SHOWING THE LOCATIONS OF
       (i) EXISTING INTERSTATE PIPELINES, (ii) EXISTING NCNG PIPELINES AND
                      (iii) ANNOUNCED/NEW PIPELINE ROUTING]

                                                                  [LOGO OF CP&L]

CP&L update

================================================================================

      o     Florida Progress Acquisition

      o     Generation plans

      o     Technology subsidiaries

      o     Earnings

                                                                  [LOGO OF CP&L]

                              [PHOTOGRAPH OMITTED]

                                                             [LOGO OF INTERPATH]

Expanding network reach

================================================================================

[MAP SHOWING INTERPATH'S FIBER                              [MAP SHOWING OVERALL
NETWORK AND POINTS OF PRESENCE                               COMPANY AND VISION]
IN THE STATES OF MARYLAND, VIRGINIA,
NORTH CAROLINA, SOUTH CAROLINA AND
GEORGIA AND THE DISTRICT OF COLUMBIA]

                                                                  [LOGO OF CP&L]

[LOGO OF SRS] Revenues have grown

================================================================================

                   [BAR CHART REPRESENTING THE GROWTH OF SRS'
                  REVENUES FROM 1997 THROUGH 2000 (ESTIMATED)]

     Recognized in 1999 as the 7th fastest growing technology company in NC

                                                                  [LOGO OF CP&L]

[LOGO OF SRS] Revenues sources will change

================================================================================

       [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE GRAPH IN THE SLIDE.]

1999
E-Business                      17%
Enterprise Automation           41%
Performance Contracting         42%

       [THE FOLLOWING TABLE WAS REPRESENTED BY A PIE GRAPH IN THE SLIDE.]

2003
E-Business                      42%
Enterprise Automation           33%
Performance Contracting         25%

                                                                  [LOGO OF CP&L]

                                  Statusgo.com
                                      [LOGO] a division of CP&L
                                www.statusgo.com

[LOGO of statusgo.com] Day one - profitable

================================================================================

      o     Anchor tenant - Sears

            o     Initially 800+ sites                     [PHOTOGRAPH OF SEARS]

                  Expanded to 1,450 sites in 50 states

      o     Numerous proposals in the pipeline

                                                                  [LOGO OF CP&L]

CP&L update

================================================================================

      o     Florida Progress

      o     Generation plans

      o     Technology subsidiaries

      o     Earnings

                                                                  [LOGO OF CP&L]

Earnings update

================================================================================

7% long-term CAGR

       [THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE SLIDE.]

                                2000         2001
                                ----         ----

                               $3.00        $3.40

                                                                  [LOGO OF CP&L]

A strong southeastern focus

================================================================================

        -----------------------------------------------------------------
            FOCUS       o     Merger             o     Expansion
                        o     Generation
        -----------------------------------------------------------------
            RISK        o     Southeast          o     Rate freeze
                        o     Domestic
        -----------------------------------------------------------------
          DIVIDENDS     o     Current yield of 7 percent
        -----------------------------------------------------------------
         OPTIONALITY    o     Technology         o     Electric fuels
                              investments              businesses
        -----------------------------------------------------------------


                                 [LOGO OF CP&L]

                                 [LOGO OF CP&L]

--------------------------------------------------------------------------------
Merger update
--------------------------------------------------------------------------------

Overview of the proposed transaction
(Implied value of consideration per FPC share)

Effect of collar based on CP&L Stock Price

[Graph showing the effect of the collar on CP&L's stock price and the implied value of consideration to be received by Florida Program shareholders]

-------------------------------------------------------------------------------------------------------------

 Illustrations of Exchange Ratio Application and the Value of Cash and Stock Consideration to be Received

                                                                                               Total Value
                                                                                               of Cash and
                                                                                               Stock
                                                                                               Consideration
                                                                                               to be
                                 Number of       $ Value of     Cash Payment    Cash           Received per
Average CP&L                     Whole CP&L      CP&L Energy    for             Consideration  100 Florida
Energy Closing    Exchange       Energy Shares   Shares to be   Fractional      to be          Progress
Price             Ratio          to be Received  Received       Share           Received       Shares
-----             -----          --------------  --------       -----           --------       ------
$27.00            1.4543         50              $1,350.00      $24.31          $3,510.00      $4,884.31
$28.00            1.4543         50              $1,400.00      $25.21          $3,510.00      $4,935.21
$29.00            1.4543         50              $1,450.00      $26.11          $3,510.00      $4,986.11
$30.00            1.4543         50              $1,500.00      $27.02          $3,510.00      $5,037.02
$33.00            1.4543         50              $1,650.00      $29.72          $3,510.00      $5,189.72
$35.00            1.4543         50              $1,750.00      $31.52          $3,510.00      $5,291.52
$37.13            1.4543         50              $1,856.50      $33.44          $3,510.00      $5,399.94
$39.00            1.3846         48              $1,872.00      $17.98          $3,510.00      $5,399.98
$41.00            1.3171         46              $1,886.00      $ 4.04          $3,510.00      $5,400.04
$42.00            1.2857         44              $1,848.00      $41.98          $3,510.00      $5,399.98
$44.00            1.2273         42              $1,848.00      $42.04          $3,510.00      $5,400.04
$45.39            1.1897         41              $1,860.99      $29.03          $3,510.00      $5,400.02
$48.00            1.1897         41              $1,968.00      $30.70          $3,510.00      $5,508.70
$50.00            1.1897         41              $2,050.00      $31.98          $3,510.00      $5,591.98
-------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Merger update
--------------------------------------------------------------------------------

CP&L/FPC merger timeline

----------------------------------------------------------------------------------------------------
Filing/Application                  Date Filed     Planned Filing   Order Received    Order Expected
                                                        Date
----------------------------------------------------------------------------------------------------
Holding Company
----------------------------------------------------------------------------------------------------
 NRC                                 9/15/99                           12/31/99
----------------------------------------------------------------------------------------------------
 NCUC                                10/15/99                                           2nd Quarter
----------------------------------------------------------------------------------------------------
 SEC                                 10/18/99                                           2nd Quarter
----------------------------------------------------------------------------------------------------
 SCPSC                               10/19/99                          3/06/00
----------------------------------------------------------------------------------------------------
 FCC                                 10/21/99                          02/09/00
----------------------------------------------------------------------------------------------------
 FERC                                10/26/99                          12/23/99
----------------------------------------------------------------------------------------------------
Merger
----------------------------------------------------------------------------------------------------
 NRC-Transfer of Control             1/31/99                                            3rd Quarter
----------------------------------------------------------------------------------------------------
 NCUC-Merger Approval                2/03/00                                            3rd Quarter
----------------------------------------------------------------------------------------------------
 FERC-Merger Approval                02/03/00                                           2nd Quarter
----------------------------------------------------------------------------------------------------
 SEC-Merger Approval                 03/14/00                                           3rd Quarter
----------------------------------------------------------------------------------------------------
 FCC-Transfer of Licenses                            1st Quarter                        2nd Quarter
----------------------------------------------------------------------------------------------------
 SEC-Proxy mailed to shareholders                    2nd Quarter                        NA
----------------------------------------------------------------------------------------------------
 FTC/DOJ (HSR)                                       2nd Quarter                        3rd Quarter
----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Merger Update
--------------------------------------------------------------------------------

================================================================================

                                 SUMMARY OF THE
                FEDERAL ENERGY REGULATORY COMMISSION APPLICATION
                      CPL/FPC Proposed Business Combination
                               Docket Nos. EC00-55

                          Date Filed: February 3, 2000

Overall Request

CP&L Holdings, Inc. and Florida Progress Corporation, on behalf of themselves and their subsidiaries (the "Applicants"), seek authorization and approval to merge those subsidiaries that are subject to the Federal Energy Regulatory Commission's ("FERC's") jurisdiction. The principal utilities joined through this merger are Carolina Power & Light Company ("CP&L"), which provides wholesale and retail electric service principally in the states of North Carolina and South Carolina, and Florida Power Corporation ("FPC"), which provides wholesale and retail electric service primarily in central and northern Florida. As a consequence of the merger, the Applicants will achieve greater efficiencies through economies of scale, derive advantages of geographic and customer diversity, and attain greater financial strength.

Market Power

The proposed merger poses no significant market power concerns. Based upon the FERC market power analysis, there are limited market power issues in CP&L and FPC markets resulting from the transaction. To resolve these issues, the Applicants commit to:

1. Sell 135 MW of generating capacity for a six year period. This sale of less than 1% of the companies' combined generation resources is intended to foreclose any questions related to the impact of the merger on wholesale competition.

2. File for FERC approval to establish or join Regional Transmission Organizations ("RTOs") in their respective regions no later than 90 days after completing the merger. (In its recent Order No. 2000, FERC encouraged all transmission-owning utilities to turn over operation of their transmission systems to RTOs.)

Rates

The Applicants commit to hold all wholesale requirements and transmission customers harmless from any adverse effect of the proposed transaction on the FERC jurisdictional rates.

--------------------------------------------------------------------------------
                            FERC APPLICATION TIMELINE

February 3, 2000        Application filed
April 3, 2000           Petitions to intervene due

The Applicants have requested in their Application that the Commission authorize the proposed merger as expeditiously as possible and, in any event, no later than June 30, 2000 . Such a schedule is consistent with the FERC's Merger Policy Statement, which contemplates FERC action on merger applications within approximately five months of their filing.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Merger Update
--------------------------------------------------------------------------------

================================================================================

          Summary of the North Carolina Utility Commission Application
                      CPL/FPC Proposed Business Combination
                             Docket No. E-2, Sub 760

                          Date Filed: February 3, 2000

Overall Request

CP&L Holdings, Inc. ("CP&L Holdings") seeks authorization to engage in a business combination transaction between CP&L Holdings and Florida Progress Corporation ("FPC") and in connection with that transaction, authorization to issue common stock without par value. CP&L Holdings is a corporation organized and existing under the laws of the State of North Carolina. As part of the merger, CP&L Holdings will create CP&L Services, Inc., a service company to provide certain administrative services to its electric utility subsidiaries and non-utility subsidiaries.

G.S. 62-111 provides that all mergers or combinations affecting a public utility require commission approval. The statute further provides that the standard the commission shall use in determining whether to approve the merger is whether the merger is "justified by public convenience and necessity."

--------------------------------------------------------------------------------
                            NCUC Application Timeline

February 3, 2000               Application filed
March 17, 2000                 Testimony filed
June 28, 2000                  Intervenor testimony due
June 11, 2000                  Rebuttal testimony due
July 18, 2000                  Hearings
Fall 2000                      Final order
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Energy supply
--------------------------------------------------------------------------------

Facilities - under construction or announced

--------------------------------------------------------------------------------------------
                                                                                 Maximum
                                                                 Expected       Dependable
Plant                             Location       Unit Number    In-service     Capacity (MW)
--------------------------------------------------------------------------------------------
Combustion turbines-gas
Asheville                      Skyland, NC             4            2000           165
Wayne County                 Goldsboro, NC           1-4            2000           668
Monroe                         Monroe,  GA             2            2001           160
Rowan County                            NC           1-3            2001           459
Richmond County                         NC           1-4            2001           620
Richmond County                         NC             5            2002           155
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
Combined cycle - gas
Richmond County (1)                     NC       Block 1            2002           470
--------------------------------------------------------------------------------------------
                  Total facilities under construction or announced               2,697
--------------------------------------------------------------------------------------------

(1) Two combustion turbines will be used as part of a combined cycle plant with the first steam unit scheduled to be placed in service in 2002. Currently pending NCUC approval.


Purchases - under construction or announced

-------------------------------------------------------------------------------------------------
                                                                                      Maximum
                                                                      Expected       Dependable
Plant                                  Location       Unit Number    In-service     Capacity (MW)
-------------------------------------------------------------------------------------------------
Combustion turbines - gas
Broad River                 Cherokee County, SC                          2000           453
Undesignated                                                             2001           150
Undesignated                                                             2002           150
-------------------------------------------------------------------------------------------------
                  Total purchases under construction or announced                       753
-------------------------------------------------------------------------------------------------


Resource plan additions (MW's)
--------------------------------------------------------------------------------
                                        2000             2001            2002
                             ---------------------------------------------------
System additions
Load (1)                              11,013           12,118          12,457
Additions                                833      1,440-1,803         105-478
Reserves                               10.5%          10%-13%         10%-13%

Regional additionals                 600-775            0-300       500-1,200
--------------------------------------------------------------------------------
Total Additions                1,433 - 1,608    1,440 - 2,103     605 - 1,678
--------------------------------------------------------------------------------

(1) System internal sales growth is forecasted to average approximately 2.8% per year.

--------------------------------------------------------------------------------
Cash flows
--------------------------------------------------------------------------------

================================================================================

                                                    Actual                Projected                   2000-2002
Cash Flow ($ in millions)                            1999           2000        2001        2002        Totals
---------------------------------------------------------------------------------------------------------------
Operating Activities
Depreciation and amortization (1)                     592            652         681         704         2,037
Deferred income taxes                                 (32)          (138)        (79)        (17)         (234)
Investment tax credits                                (10)           (10)        (10)        (10)          (30)
Allowance for funds used during construction                         (21)        (32)        (38)          (91)
Earnings and other net changes                        282            542         446         498         1,486
---------------------------------------------------------------------------------------------------------------
 Net cash provided by operating activities            832          1,025       1,006       1,137         3,168
---------------------------------------------------------------------------------------------------------------

Investing Activities (2)
Construction expenditures                            (689)          (851)       (876)       (912)       (2,639)
Nuclear Fuel                                          (76)           (64)        (94)        (66)         (224)
Other (4)                                            (237)          (156)       (289)       (211)         (656)
---------------------------------------------------------------------------------------------------------------
 Net cash used in investing activities             (1,002)        (1,071)     (1,259)     (1,189)       (3,519)
---------------------------------------------------------------------------------------------------------------

Financing Activities
Mandatory retirements                                (113)          (201)         (5)       (251)         (457)
Other                                                 332            171         258         303           732
---------------------------------------------------------------------------------------------------------------
 Net cash used in financing activities                219            (30)        253          52           275
---------------------------------------------------------------------------------------------------------------

Net Increase (Decrease) in Cash
 and Cash Equivalents                                  49            (76)         (0)
---------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at Beginning of year         31             80           4           4
---------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year               80              4           4           4
---------------------------------------------------------------------------------------------------------------

(1) Projected depreciation and amortization amounts include accelarated amortizations of regulatory assets and accelarated depreciation of nuclear assets.

(2) Power Agency's contributing its proportionate share of any additional construction costs on the jointly owned units. Construction expenditures, nuclear fuel expenditures and related AFUDC are not of Power Agency's share.

(3) Construction expenditures related to Clean Air Act and NOXSIP call requirements will be approximately $311 million for the 2000-2002 period.

(4) The Company has total projected cash requirements of approximately $565 million for the years 2000 through 2002 relating to expenditures in affordable housing and merchant generation projects.

      The Company's last general rate case was in 1988. No general rate cases are assumed during the forecast period. Actual results may vary significantly as a result of financial market conditions, regulatory actions and various other actions.

In connection with the share exchange between CP&L Energy and Florida Progress, Carolina Power & Light and Florida Progress have filed with the Securities and Exchange Commission (the "SEC") a preliminary joint proxy statement/prospectus. CP&L Energy will file a Registration Statement on Form S-4 and Florida Progress will file a definitive proxy statement each of which will contain the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress in addition to other relevant documents concerning the share exchange with the SEC. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents to be filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Carolina Power & Light and CP&L Energy with the SEC can be obtained by contacting Carolina Power & Light and CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (BT11B), St. Petersburg, Florida 33733, telephone: (800) 937-2640. Read the definitive joint proxy statement/prospectus carefully before making a decision concerning the share exchange.

CP&L Energy, its officers, directors, employees and agents may be soliciting proxies from CP&L Energy shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Carolina Power & Light with the SEC on March 6, 2000.

Florida Progress, its officers, directors, employees and agents may be soliciting proxies from Florida Progress shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Florida Progress with the SEC on March 6, 2000.